November 29, 2005

Via Facsimile (212) 822-5735 and U.S. Mail

Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCoy LLP
1 Chase Manhattan Plaza
New York, NY  10005

Re:	Vector Group Ltd.
		File No. 333-129146
		Amended Form S-4, filed November 23, 2005

	New Valley Corporation
	Schedules TO-T/A filed November 10, 16, 17, and 23, 2005
	Filed by Vector Group Ltd. and VGR Holding Inc.
	SEC File No. 005-30749

Dear Mr. Hlawaty:

      We have reviewed your filing and have the following comments.
The scope of our review was limited to the terms of the exchange offer. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedules TO-T/A filed November 17, 2005

1. We note you entered into several agreements to tender with New Valley security holders. Please provide us additional information regarding the security holders with whom you entered into the agreements, a description of any negotiations with those parties, and the information you disclosed to those parties prior to making that information publicly available.

Schedule 13-D/A filed November 17, 2005
2. With respect to your entering into agreements to tender with several New Valley security holders, please tell us why your amended
Schedule 13D does not reflect beneficial ownership of those securities.

Form S-4/A

Certain Legal Matters and Regulatory Approvals

Stockholder Litigation, page 67
3. Please revise your disclosure to describe the terms of the settlement agreement reached with the plaintiffs in the Pill and Lindstrom cases.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCoy LLP
November 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE